Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ZOOM TELEPHONICS, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Zoom Telephonics, Inc. (hereinafter called the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

The Board of Directors of the Corporation duly adopted resolutions by unanimous written consent pursuant to Sections 141 and 242 of the General Corporation Law of the State of Delaware, setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, and declaring said amendment to be advisable.  The stockholders of the Corporation duly approved said proposed amendment at a meeting held on November 16, 2015, in accordance with Section 242 of the General Corporation Law of the State of Delaware.  The resolutions setting forth the amendment are as follows:

RESOLVED:
That Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, (the “Certificate of Incorporation”) be and hereby is deleted in its entirety and the following paragraphs are inserted in lieu thereof:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of all classes of stock that the Corporation shall have the authority to issue is Twenty-Seven Million (27,000,000), of which Twenty-Five Million (25,000,000) shares shall be Common Stock, having a par value of $.01 per share, and of which Two Million (2,000,000) shares shall be Preferred Stock, having a par value of $.001 per share.

The Board of Directors of the Corporation is authorized, subject to limitations prescribed by the DGCL and the provisions of this Certificate of Incorporation, to provide, by resolution or resolutions from time to time and by filing a certificate or certificates of designations pursuant to the DGCL, for the issuance of the shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, the voting powers (if any) of the shares to be included in each such series, to fix the powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and to fix the qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to the Preferred Stock of any other series to the extent permitted by law. Except as otherwise specifically provided in this Certificate of Incorporation, no vote of the holders of the Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any series of the Preferred Stock authorized by and complying with the conditions of this Certificate of Incorporation, the right to have such vote being expressly waived by all present and future holders of the capital stock of the Corporation.”

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IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of this Corporation on this 16th day of November, 2015.

By:  /s/Frank B. Manning
Frank B. Manning
President and Chief Executive Officer